SingTel



30 October 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

**SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION**

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 23 October 2006 to 27 October 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs



Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | SINGTEL |
| Company Registration No. | 199201624D |
| Announcement submitted on behalf of | SINGTEL |
| Announcement is submitted with respect to * | SINGTEL |
| Announcement is submitted by * | Chan Su Shan (Ms) |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 27-Oct-2006 17:09:20 |
| Announcement No. | 00048 |

**>> Announcement Details**

The details of the announcement start here ...



| | |
|---|---|
| Announcement Title * | Announcement - Date of announcement of SingTel Group's results for the second quarter and half year ended 30 September 2006 |
| Description | |
| **Attachments:** | 350-sgx.pdf<br>Total size = **11K**<br>(2048K size limit recommended) |


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**SINGAPORE TELECOMMUNICATIONS LIMITED**
**(INCORPORATED IN THE REPUBLIC OF SINGAPORE)**
**COMPANY REGISTRATION NUMBER: 199201624D**

**Date of announcement of SingTel Group's results for the second quarter and half year ended 30 September 2006**

Singapore Telecommunications Limited will be announcing its results for the second quarter and half year ended 30 September 2006 on 8 November 2006, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 27 October 2006

**From:** Lim Li Ching
**Sent:** Friday, October 27, 2006 5:11 PM
**To:** Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
**Subject:** FW: SGX Corporate Announcements :: MISCELLANEOUS

----------

**From:** sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
**Sent:** Friday, October 27, 2006 5:09:20 PM
**To:** sushan@singtel.com; liching@singtel.com
**Subject:** SGX Corporate Announcements :: MISCELLANEOUS
**Auto forwarded by a Rule**

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00048
Submission Date & Time :: 27-Oct-2006 17:08:39
Broadcast Date & Time :: 27-Oct-2006 17:09:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=

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>> CLICK HERE for the full announcement details.

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ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**

**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 27/10/2006

TIME: 19:22:34

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Group results

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

**From:** ASX.Online@asx.com.au
**Sent:** Friday, October 27, 2006 5:23 PM
**To:** fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
**Subject:** SGT - ASX Online e-Lodgement - Confirmation of Release

**Attachments:** 389548.pdf



389548.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 389548 as follows:
Release Time: 27-Oct-2006 19:22:29
ASX Code: SGT
File Name: 389548.pdf
Your Announcement Title: Date of announcement of SingTel Group results